No. 812-14575

Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

BAIN CAPITAL SPECIALTY FINANCE, INC., BCSF ADVISORS, LP, BAIN CAPITAL CREDIT, LP, BAIN CAPITAL CREDIT (AUSTRALIA), PTY. LTD, BAIN CAPITAL CREDIT ASIA, LLC, BAIN CAPITAL CREDIT (EUROPEAN ADVISORS), LTD., BAIN CAPITAL CREDIT, LTD.

AVERY POINT II CLO, LIMITED, AVERY POINT III CLO, LIMITED, AVERY POINT IV CLO, LIMITED, AVERY POINT V CLO, LIMITED, AVERY POINT VI CLO, LIMITED, NEWHAVEN II CLO, DESIGNATED ACTIVITY COMPANY, RACE POINT IX CLO, LIMITED, RACE POINT X CLO, LIMITED, RACE POINT V CLO, LIMITED, RACE POINT VI CLO, LIMITED, RACE POINT VII CLO, LIMITED, RACE POINT VIII CLO, LIMITED, BAIN CAPITAL CLO PARTNERS, L.P., SANKATY CREDIT OPPORTUNITIES (OFFSHORE MASTER) IV, L.P., SANKATY CREDIT OPPORTUNITIES II, L.P., SANKATY CREDIT OPPORTUNITIES III, L.P., SANKATY CREDIT OPPORTUNITIES IV, L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV I), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV II MASTER), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (A), L.P., SANKATY CREDIT OPPORTUNITIES V-A2 (MASTER), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (B), L.P., BAIN CAPITAL DIRECT LENDING 2015 (L), L.P., SANKATY DIRECT LENDING FUND (L-A), LLC, BAIN CAPITAL DIRECT LENDING 2015 (U), L.P., SANKATY DRAWBRIDGE OPPORTUNITIES, L.P., SANKATY HIGH INCOME FEEDER II, L.P., SANKATY HIGH INCOME FEEDER, LTD., BAIN CAPITAL HIGH INCOME PARTNERSHIP, L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (CALPERS), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (E), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (NEWPORT MOBILE), L.P., SANKATY MANAGED ACCOUNT (NZSF), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (PSERS), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (TCCC), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (UCAL), L.P., SANKATY MIDDLE MARKET OPPORTUNITIES FUND (OFFSHORE MASTER II), L.P., SANKATY MIDDLE MARKET OPPORTUNITIES FUND (OFFSHORE MASTER), L.P., BAIN CAPITAL MIDDLE MARKET CREDIT 2014, L.P., SANKATY MIDDLE MARKET OPPORTUNITIES FUND II-A (MASTER), L.P., BAIN CAPITAL MIDDLE MARKET CREDIT 2014 (F), L.P., BAIN CAPITAL MIDDLE MARKET CREDIT 2010, L.P., BAIN CAPITAL CREDIT RIO GRANDE FMC, L.P., BAIN CAPITAL SENIOR LOAN FUND (SRI), L.P., SANKATY SENIOR LOAN FUND PUBLIC LIMITED COMPANY, BAIN CAPITAL SENIOR LOAN FUND, L.P., WAREHOUSE FUNDING AVERY POINT VII, LLC, QUEENSCLIFF TRUST, BAIN CAPITAL CREDIT MANAGED ACCOUNT (CLO), L.P., CAPE SCHANCK DIRECT LENDING TRUST, BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (A), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (B MASTER), L.P., SANKATY CREDIT OPPORTUNITIES VI-B, L.P., SANKATY CREDIT OPPORTUNITIES VI-EU, L.P., SANKATY CREDIT OPPORTUNITIES VI-EU (MASTER), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F), L.P., SANKATY CREDIT OPPORTUNITIES (F) EUROPE, L.P.

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OR 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:
Mr. Ranesh Ramanathan, Esq.
General Counsel
Bain Capital Credit, LP
200 Clarendon Street
37th Floor
Boston, MA 02116
(617) 516-2000

Copies to:

Richard Horowitz
Partner
Dechert LLP
1095 Avenue of the Americas
New York, NY, 10036
(212) 698-3525

July 18, 2016

I.	Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	Bain Capital Specialty Finance, Inc. (f/k/a Sankaty Capital Corporation) (the “Fund”),

•	BCSF Advisors, LP (f/k/a Sankaty Capital Advisors, LP) (“BCSFA”) on behalf of itself and its successors,[1]

•	Bain Capital Credit, LP (f/k/a Sankaty Advisors, LP) (“Bain”) and its investment advisory affiliates set forth on Schedule A hereto (together with BCSFA, the “Existing Bain Advisers”), on behalf of themselves and their successors, and

•	Investment funds and other vehicles set forth on Schedule A hereto, each of which is an entity whose investment adviser is an Adviser[2] and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds” and collectively with the Fund, BCSFA and the Existing Bain Advisers, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would permit a Regulated Fund3 and one or more other Regulated Funds and/or one or more Affiliated Funds4 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);5 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (as defined below)) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.6  “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

[1]	The term “successor,” as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[2]	“Adviser” means BCSFA and any Existing Bain Adviser and any future investment adviser that (i) controls, is controlled by, or is under common control with Bain Capital, LP, and (ii) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

[3]	“Regulated Fund” means the Fund and any Future Regulated Fund. “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is an Adviser and (c) that intends to participate in the Co-Investment Program.

[4]	“Affiliated Fund” means the Existing Affiliated Funds and any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.

[5]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

[6]	No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100 percent of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s Board (as defined below) has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.  Any future subsidiaries of the Regulated Funds that participate in Co-Investment Transactions will be Wholly-Owned Investment Subs.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.  Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7

II.	Background

The Fund is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the 1940 Act.8  The Fund’s Objectives and Strategies9 are to provide risk-adjusted returns and current income to investors.  The Fund invests primarily in middle-market companies with between $10 million and $150 million in annual earnings before interest, taxes, depreciation and amortization. The Fund intends to focus on senior investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender. It may also invest in mezzanine debt and in secondary purchases of assets or portfolios, as described below. Investments are likely to include, among other things, (i) senior first lien, stretch senior, senior second lien and unitranche, (ii) mezzanine debt and other junior investments and (iii) secondary purchases of assets or portfolios that primarily consist of middle-market corporate debt. Leverage is expected to be utilized to help the Fund meet its investment objective. Any such leverage, if incurred, would be expected to increase the total capital available for investment by the Fund. As a BDC, the Fund may also invest up to 30 percent of its portfolio opportunistically in “non-qualifying” portfolio investments, such as investments in non-U.S. companies.

The board of directors of the Fund (the “Board”) is comprised of five directors, three of whom are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”), of the Fund. The Nominating and Corporate Governance Committee, comprised of the Board’s Non-Interested Directors, selects, researches, and nominates directors for election by the Fund’s stockholders and selects nominees to fill vacancies on the Board or a committee of the Board.

[7]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000); Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[8]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[9]	“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form 10, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.

BCSFA is an investment adviser that is registered with the Commission under the Advisers Act. BCSFA is a subsidiary of Bain.  BCSFA serves as investment adviser to the Fund and manages the Fund’s portfolio in accordance with the Fund’s Objectives and Strategies.  BCSFA makes investment decisions for the Fund, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of the Fund, subject to the oversight of the Board.

Bain is an investment adviser that is registered with the Commission under the Advisers Act with approximately $30.4 billion in assets under management as of March 31, 2016. Bain is a subsidiary of Bain Capital, LP, which along with its affiliates, had over $75 billion in assets under management as of December 31, 2015.10  Bain serves as the investment adviser to certain Existing Affiliated Funds and either it or another Adviser will serve as the investment adviser to any Future Affiliated Funds.

Bain Capital Credit (Australia), Pty. Ltd, an Australian proprietary company formed in 2012, is authorized and regulated by the Australian Securities and Investments Commission.

Bain Capital Credit (European Advisors), Ltd., a United Kingdom private limited company formed in 2014, and Bain Capital Credit, Ltd., a United Kingdom private limited company formed in 2005, are authorized and regulated by the U.K. Financial Conduct Authority.

Bain Capital Credit Asia, LLC is a limited liability company organized in the State of Delaware in 2014 that has been registered in Hong Kong under the Hong Kong Companies Ordinance.

Bain Capital Credit (Australia), Pty. Ltd, Bain Capital Credit (European Advisors), Ltd., Bain Capital Credit, Ltd. and Bain Capital Credit Asia, LLC are wholly-owned subsidiaries of Bain.

Each Regulated Fund invests or intends to invest its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company. Under current applicable income tax regulations, this will require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25 percent of the value of each Regulated Fund’s consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50 percent of the value of each Regulated Fund’s consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5 percent of the Regulated Fund’s consolidated gross assets or more than 10 percent of that issuer’s voting securities.

The Existing Affiliated Funds are entities whose investment adviser is an Adviser and that would be an investment company but for Section 3(c)(7) of the 1940 Act.  The Existing Affiliated Funds pursue strategies focused on investing in a variety of fixed income and credit investments.  While certain employees and principals of Bain and its affiliated advisers (collectively, the “Principals”) have invested in certain of the Existing Affiliated Funds, the Principals in the aggregate do not own 25 percent or more of the outstanding interests of any Existing Affiliated Fund.

III.	Order Requested

Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

[10]	As Bain Capital, LP controls Bain, and will control any other Adviser, it may be deemed to control the Regulated Funds and the Affiliated Funds. However, Bain Capital, LP is a holding company and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, Bain Capital, LP has not been included as an Applicant.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.  This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.  Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[11] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company is presumed to control such company.  The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.12

BCSFA is the investment adviser to the Fund and an Adviser will be the investment adviser to each of the Future Regulated Funds.  Bain or another Adviser will be the investment adviser to each Affiliated Fund.  The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act.  In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act.  As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Section 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-1 of the 1940 Act.

[11]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

[12]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

B.  Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d):

“The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C.  Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions.  In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund.  In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions, or borne by the Adviser.  The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment.  Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds.  These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund.  Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities.  The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).13

The amount of each Regulated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

If the Advisers, the Principals, or any person controlling, controlled by, or under common control with the Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 14.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the Advisers or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants.  As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

[13]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

D.  Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.         Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.         (a)           If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)           If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.  The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)           After making the determinations required in Conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)         the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)        the Potential Co-Investment Transaction is consistent with:

(A)	the interests of the shareholders of the Regulated Fund; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii)       the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

(A)	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)	the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)	any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)       the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3.         Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.         The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.         Except for Follow-On Investments made in accordance with Condition 8,14 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.         A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7.         (a)           If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

[14]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(i)         notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)        formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)           Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and any other Regulated Fund.

(c)          A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d)           Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.        (a)           If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)         notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)        formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)          A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)           If, with respect to any Follow-On Investment:

(i)         the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)        the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)          The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.         The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.       Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.       No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12.       The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.       Any transaction fee15 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction.  None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

14.       If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

IV.	Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions set forth in this Application.

A.  Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

[15]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles.  The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds.  Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  The Regulated Fund Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has determined, or will have determined, that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in transactions of greater value; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and Conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Board, including the Non-Interested Directors, also determined, or will determine prior to each of the Regulated Fund’s participation in the Co-Investment Program, that it is in the best interests of the Fund and the shareholders to obtain the Order at the earliest possible time. For these reasons, the Board has determined that is proper and desirable for each of the Fund to participate in Co-Investment Transactions with the other Regulated Funds and/or one or more Affiliated Funds.

B.  Protective Representations and Conditions

The Conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund.  If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.   Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.	Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See Business Development Corporation of America, et al. (File No. 812-14368) Investment Company Act Rel. No. 31598 (May 11, 2015) (notice) and 31738 (August 5, 2015) (order); TCW Direct Lending LLC, et al. (File No. 812-14382) Investment Company Act Rel. No. 31589 (April 30, 2015) and 31649 (May 27, 2015); Garrison Capital Inc., et al. (File No. 812-14097) Investment Company Act Rel. No. 31373 (December 15, 2014) (notice) and 31409 (January 12, 2015)(order); TPG Specialty Lending, Inc., et al. (File No. 812-13980) Investment Company Act Rel. No. 31338 (November 18, 2014) (notice) and 31379 (December 16, 2014) (order); Monroe Capital Corporation, et al. (File No. 812-14028) Investment Company Act Rel. No. 31253 (September 19, 2014) (notice) and 31286 (October 15, 2014) (order); Fifth Street Finance Corp., et al. (File No. 812-14132) Investment Company Act Rel. No. 31212 (August 14, 2014) (notice) and 31247 (September 9, 2014) (order); Solar Capital Ltd., et al. (File No. 812-14195) Investment Company Act Rel. No. 31143 (July 1, 2014) (notice) and 31187 (July 28, 2014) (order); WhiteHorse Finance, Inc., et al. (File No. 812-14120) Investment Company Act Rel. No. 31080 (June 12, 2014) (notice) and 31152 (July 8, 2014) (order); PennantPark Investment Corp., et al. (File No. 812-14134) Investment Company Act Rel. No. 30985 (March 19, 2014) (notice) and 31015 (April 15, 2014) (order); NF Investment Corp., et al. (File No. 812-14161) Investment Company Act Rel. No. 30900 (January 31, 2014) (notice) and 30968 (February 26, 2014) (order); Prospect Capital Corporation, et al. (File No. 812-14199) Investment Company Act Rel. No. 30855 (January 13, 2014) (notice) and 30909 (February 10, 2014) (order); Medley Capital Corporation, et al. (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order).

VI.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

200 Clarendon Street
37th Floor
Boston, MA 02116
Attention: Ranesh Ramanathan

Applicants further state that all written or oral communications concerning this Application should be directed to each of the following:

Ranesh Ramanathan, Esq.
General Counsel
Bain Capital Credit, LP
200 Clarendon Street
37th Floor
Boston, MA 02116
(617) 516-2000

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY, 10036
(212) 698-3525

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by an authorized person of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws or Certificate of Formation and Limited Liability Company Agreement of each Applicant, or pursuant to the resolutions attached hereto as Exhibit B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.	Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application.  Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: July 18, 2016

BAIN CAPITAL SPECIALTY FINANCE, INC.

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Vice President and Secretary

BCSF ADVISORS, LP

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: General Counsel

BAIN CAPITAL CREDIT, LP

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: General Counsel

BAIN CAPITAL CREDIT (AUSTRALIA), PTY. LTD
SANKATY HIGH INCOME FEEDER, LTD.

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Director

BAIN CAPITAL CREDIT ASIA, LLC

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Managing Director and General Counsel

BAIN CAPITAL CREDIT (EUROPEAN ADVISORS), LTD.

By:	/s/ David McCarthy
Name: David McCarthy
Title: Director

SANKATY SENIOR LOAN FUND PUBLIC LIMITED COMPANY

By: BAIN CAPITAL CREDIT, LP, as Investment Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

WAREHOUSE FUNDING AVERY POINT VII, LLC

By: BAIN CAPITAL CREDIT, LP, as Warehouse Collateral Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

QUEENSCLIFF TRUST
CAPE SCHANCK DIRECT LENDING TRUST

By: BAIN CAPITAL CREDIT, LP, as Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

AVERY POINT II CLO, LIMITED
AVERY POINT III CLO, LIMITED
AVERY POINT IV CLO, LIMITED
AVERY POINT V CLO, LIMITED
AVERY POINT VI CLO, LIMITED
RACE POINT IX CLO, LIMITED
RACE POINT V CLO, LIMITED
RACE POINT VI CLO, LIMITED
RACE POINT VII CLO, LIMITED
RACE POINT VIII CLO, LIMITED

By: BAIN CAPITAL CREDIT, LP, as Portfolio Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

RACE POINT X CLO, LIMITED

By: BAIN CAPITAL CREDIT, LP, as Collateral Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

NEWHAVEN II CLO, DESIGNATED ACTIVITY COMPANY

By: BAIN CAPITAL CREDIT, LIMITED, as Collateral Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

BAIN CAPITAL CREDIT, LTD.
BAIN CAPITAL CLO PARTNERS, L.P.
SANKATY CREDIT OPPORTUNITIES (OFFSHORE MASTER) IV, L.P.
SANKATY CREDIT OPPORTUNITIES II, L.P.
SANKATY CREDIT OPPORTUNITIES III, L.P.
SANKATY CREDIT OPPORTUNITIES IV, L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV I), L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV II MASTER), L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (A), L.P.
SANKATY CREDIT OPPORTUNITIES V-A2 (MASTER), L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (B), L.P.
BAIN CAPITAL DIRECT LENDING 2015 (L), L.P.
SANKATY DIRECT LENDING FUND (L-A), LLC
BAIN CAPITAL DIRECT LENDING 2015 (U), L.P.
SANKATY DRAWBRIDGE OPPORTUNITIES, L.P.
SANKATY HIGH INCOME FEEDER II, L.P.
BAIN CAPITAL HIGH INCOME PARTNERSHIP, L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (CALPERS), L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (E), L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (NEWPORT MOBILE), L.P.
SANKATY MANAGED ACCOUNT (NZSF), L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (PSERS), L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (TCCC), L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (UCAL), L.P.
SANKATY MIDDLE MARKET OPPORTUNITIES FUND (OFFSHORE MASTER II), L.P.
SANKATY MIDDLE MARKET OPPORTUNITIES FUND (OFFSHORE MASTER), L.P.
BAIN CAPITAL MIDDLE MARKET CREDIT 2014, L.P.
SANKATY MIDDLE MARKET OPPORTUNITIES FUND II-A (MASTER), L.P.
BAIN CAPITAL MIDDLE MARKET CREDIT 2014 (F), L.P.
BAIN CAPITAL MIDDLE MARKET CREDIT 2010, L.P.
BAIN CAPITAL CREDIT RIO GRANDE FMC, L.P.
BAIN CAPITAL SENIOR LOAN FUND (SRI), L.P.
BAIN CAPITAL SENIOR LOAN FUND, L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (CLO), L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (A), L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (B MASTER), L.P.
SANKATY CREDIT OPPORTUNITIES VI-B, L.P.
SANKATY CREDIT OPPORTUNITIES VI-EU, L.P.
SANKATY CREDIT OPPORTUNITIES VI-EU (MASTER), L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F), L.P.
SANKATY CREDIT OPPORTUNITIES (F) EUROPE, L.P.

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

Exhibit A

Verification of Statement of Facts and Application pursuant to Rule 17d-1 under the
Investment Company Act of 1940 for an Order of the Commission

Each undersigned states that he has duly executed the attached Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated July 15, 2016 for and on behalf of, as applicable, Bain Capital Specialty Finance, Inc., BCSF Advisors, LP, Bain Capital Credit, LP, Bain Capital Credit (Australia), Pty. Ltd, Sankaty High Income Feeder, Ltd., Bain Capital Credit Asia, LLC, Bain Capital Credit (European Adviors), Ltd., Sankaty Senior Loan Fund Public Limited Company, Sankaty Senior Loan Fund Public Limited Company, Warehouse Funding Avery Point VII, LLC, Queenscliff Trust, Cape Schanck Direct Lending Trust, Avery Point II CLO, Limited, Avery Point III CLO, Limited, Avery Point IV CLO, Limited, Avery Point V CLO, Limited, Avery Point VI CLO, Limited, Race Point IX CLO, Limited, Race Point V CLO, Limited, Race Point VI CLO, Limited, Race Point VII CLO, Limited, Race Point VIII CLO, Limited, Race Point X CLO, Limited, Newhaven II CLO, Designated Activity Company, Bain Capital Credit, Ltd., Bain Capital CLO Partners, L.P., Sankaty Credit Opportunities (Offshore Master) IV, L.P., Sankaty Credit Opportunities II, L.P., Sankaty Credit Opportunities III, L.P., Sankaty Credit Opportunities IV, L.P., Bain Capital Distressed and Special Situations 2013 (AIV I), L.P., Bain Capital Distressed and Special Situations 2013 (AIV II Master), L.P., Bain Capital Distressed and Special Situations 2013 (A), L.P., Sankaty Credit Opportunities V-A2 (Master), L.P., Bain Capital Distressed and Special Situations 2013 (B), L.P., Bain Capital Direct Lending 2015 (L), L.P., Sankaty Direct Lending Fund (L-A), LLC, Bain Capital Direct Lending 2015 (U), L.P., Sankaty Drawbridge Opportunities, L.P., Sankaty High Income Feeder II, L.P., Bain Capital High Income Partnership, L.P., Bain Capital Credit Managed Account (CalPERS), L.P., Bain Capital Credit Managed Account (E), L.P., Bain Capital Credit Managed Account (Newport Mobile), L.P., Sankaty Managed Account (NZSF), L.P., Bain Capital Credit Managed Account (PSERS), L.P., Bain Capital Credit Managed Account (TCCC), L.P., Bain Capital Credit Managed Account (UCAL), L.P., Sankaty Middle Market Opportunities Fund (Offshore Master II), L.P., Sankaty Middle Market Opportunities Fund (Offshore Master), L.P., Bain Capital Middle Market Credit 2014, L.P., Sankaty Middle Market Opportunities Fund II-A (Master), L.P., Bain Capital Middle Market Credit 2014 (F), L.P., Bain Capital Middle Market Credit 2010, L.P., Bain Capital Credit Rio Grande FMC, L.P., Bain Capital Senior Loan Fund (SRI), L.P., Bain Capital Senior Loan Fund, L.P., Bain Capital Credit Managed Account (CLO), L.P., Bain Capital Distressed and Special Situations 2016 (A), L.P., Bain Capital Distressed and Special Situations 2016 (B Master), L.P., Sankaty Credit Opportunities VI-B, L.P., Sankaty Credit Opportunities VI-EU, L.P., Sankaty Credit Opportunities VI-EU (Master), L.P., Bain Capital Distressed and Special Situations 2016 (F), L.P., and Sankaty Credit Opportunities (F) Europe, L.P., and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  Each undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

BAIN CAPITAL SPECIALTY FINANCE, INC.

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Vice President and Secretary

BCSF ADVISORS, LP

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: General Counsel

BAIN CAPITAL CREDIT, LP

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: General Counsel

BAIN CAPITAL CREDIT (AUSTRALIA), PTY. LTD
SANKATY HIGH INCOME FEEDER, LTD.

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Director

BAIN CAPITAL CREDIT ASIA, LLC

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Managing Director and General Counsel

BAIN CAPITAL CREDIT (EUROPEAN ADVISORS), LTD.

By:	/s/ David McCarthy
Name: David McCarthy
Title: Director

SANKATY SENIOR LOAN FUND PUBLIC LIMITED COMPANY

By: BAIN CAPITAL CREDIT, LP , as Investment Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

WAREHOUSE FUNDING AVERY POINT VII, LLC

By: BAIN CAPITAL CREDIT, LP , as Warehouse Collateral Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

QUEENSCLIFF TRUST
CAPE SCHANCK DIRECT LENDING TRUST

By: BAIN CAPITAL CREDIT, LP , as Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

AVERY POINT II CLO, LIMITED
AVERY POINT III CLO, LIMITED
AVERY POINT IV CLO, LIMITED
AVERY POINT V CLO, LIMITED
AVERY POINT VI CLO, LIMITED
RACE POINT IX CLO, LIMITED
RACE POINT V CLO, LIMITED
RACE POINT VI CLO, LIMITED
RACE POINT VII CLO, LIMITED
RACE POINT VIII CLO, LIMITED

By: BAIN CAPITAL CREDIT, LP , as Portfolio Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

RACE POINT X CLO, LIMITED

By: BAIN CAPITAL CREDIT, LP , as Collateral Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

NEWHAVEN II CLO, DESIGNATED ACTIVITY COMPANY

By: BAIN CAPITAL CREDIT, LIMITED, as Collateral Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

BAIN CAPITAL CREDIT, LTD.
BAIN CAPITAL CLO PARTNERS, L.P.
SANKATY CREDIT OPPORTUNITIES (OFFSHORE MASTER) IV, L.P.
SANKATY CREDIT OPPORTUNITIES II, L.P.
SANKATY CREDIT OPPORTUNITIES III, L.P.
SANKATY CREDIT OPPORTUNITIES IV, L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV I), L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV II MASTER), L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (A), L.P.
SANKATY CREDIT OPPORTUNITIES V-A2 (MASTER), L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (B), L.P.
BAIN CAPITAL DIRECT LENDING 2015 (L), L.P.
SANKATY DIRECT LENDING FUND (L-A), LLC
BAIN CAPITAL DIRECT LENDING 2015 (U), L.P.
SANKATY DRAWBRIDGE OPPORTUNITIES, L.P.
SANKATY HIGH INCOME FEEDER II, L.P.
BAIN CAPITAL HIGH INCOME PARTNERSHIP, L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (CALPERS), L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (E), L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (NEWPORT MOBILE), L.P.
SANKATY MANAGED ACCOUNT (NZSF), L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (PSERS), L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (TCCC), L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (UCAL), L.P.
SANKATY MIDDLE MARKET OPPORTUNITIES FUND (OFFSHORE MASTER II), L.P.
SANKATY MIDDLE MARKET OPPORTUNITIES FUND (OFFSHORE MASTER), L.P.
BAIN CAPITAL MIDDLE MARKET CREDIT 2014, L.P.
SANKATY MIDDLE MARKET OPPORTUNITIES FUND II-A (MASTER), L.P.
BAIN CAPITAL MIDDLE MARKET CREDIT 2014 (F), L.P.
BAIN CAPITAL MIDDLE MARKET CREDIT 2010, L.P.
BAIN CAPITAL CREDIT RIO GRANDE FMC, L.P.
BAIN CAPITAL SENIOR LOAN FUND (SRI), L.P.
BAIN CAPITAL SENIOR LOAN FUND, L.P.
BAIN CAPITAL CREDIT MANAGED ACCOUNT (CLO), L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (A), L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (B MASTER), L.P.
SANKATY CREDIT OPPORTUNITIES VI-B, L.P.
SANKATY CREDIT OPPORTUNITIES VI-EU, L.P.
SANKATY CREDIT OPPORTUNITIES VI-EU (MASTER), L.P.
BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F), L.P.
SANKATY CREDIT OPPORTUNITIES (F) EUROPE, L.P.

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

Exhibit B

Resolutions Adopted by the Board of Directors of
Bain Capital Specialty Finance, Inc.

WHEREAS, the Board believes it is in the best interests of Bain Capital Specialty Finance, Inc. (the “Fund”) to file an application with the U.S. Securities and Exchange Commission (the “Commission”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Fund (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to prepare or cause to be prepared, executed, delivered and filed with the Commission the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the Commission and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III D of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Fund and the Authorized Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Fund, in such form as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform or cause to be performed all of the agreements and obligations of the Fund in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

B-1

Schedule A

Existing Bain Advisers

Bain Capital Credit (Australia), Pty. Ltd (f/k/a Sankaty Advisors (Australia), Pty. Ltd)
Bain Capital Credit Asia, LLC (f/k/a Sankaty Advisors Asia, LLC)
Bain Capital Credit (European Advisors), Ltd. (f/k/a Sankaty Advisors Europe, Limited)
Bain Capital Credit, LP (f/k/a Sankaty Advisors, LP)
Bain Capital Credit, Ltd. (f/k/a Sankaty Advisors, Ltd.)
BCSF Advisors, LP (f/k/a Sankaty Capital Advisors, LP)

Existing Affiliated Funds

Avery Point II CLO, Limited
Avery Point III CLO, Limited
Avery Point IV CLO, Limited
Avery Point V CLO, Limited
Avery Point VI CLO, Limited
Newhaven II CLO, Designated Activity Company
Race Point IX CLO, Limited
Race Point X CLO, Limited
Race Point V CLO, Limited
Race Point VI CLO, Limited
Race Point VII CLO, Limited
Race Point VIII CLO, Limited
Bain Capital CLO Partners, L.P. (f/k/a Sankaty CLO Partners, L.P.)
Sankaty Credit Opportunities (Offshore Master) IV, L.P.
Sankaty Credit Opportunities II, L.P.
Sankaty Credit Opportunities III, L.P.
Sankaty Credit Opportunities IV, L.P.
Bain Capital Distressed and Special Situations 2013 (AIV I), L.P. (f/k/a Sankaty Credit Opportunities V AIV I, L.P.)
Bain Capital Distressed and Special Situations 2013 (AIV II Master), L.P. (f/k/a Sankaty Credit Opportunities V AIV II (Master), L.P.
Bain Capital Distressed and Special Situations 2013 (A), L.P. (f/k/a/ Sankaty Credit Opportunities V-A, L.P.)
Sankaty Credit Opportunities V-A2 (Master), L.P.
Bain Capital Distressed and Special Situations 2013 (B), L.P. (f/k/a Sankaty Credit Opportunities V-B, L.P.)
Bain Capital Direct Lending 2015 (L), L.P. (f/k/a Sankaty Direct Lending Fund (L), L.P.)
Sankaty Direct Lending Fund (L-A), LLC
Bain Capital Direct Lending 2015 (U), L.P. (f/k/a Sankaty Direct Lending Fund, L.P.)
Sankaty Drawbridge Opportunities, L.P.
Sankaty High Income Feeder II, L.P.
Sankaty High Income Feeder, Ltd.
Bain Capital High Income Partnership, L.P. (f/k/a Sankaty High Income Partnership, L.P.)
Bain Capital Credit Managed Account (CalPERS), L.P. (f/k/a Sankaty Managed Account (CalPERS), L.P.)
Bain Capital Credit Managed Account (E), L.P. (f/k/a Sankaty Managed Account (E), L.P.)
Bain Capital Credit Managed Account (Newport Mobile), L.P. (f/k/a Sankaty Managed Account (Newport Mobile), LP)
Sankaty Managed Account (NZSF), L.P.
Bain Capital Credit Managed Account (PSERS), L.P. (f/k/a Sankaty Managed Account (PSERS), L.P.)
Bain Capital Credit Managed Account (TCCC), L.P. (f/k/a Sankaty Managed Account (TCCC), L.P.)
Bain Capital Credit Managed Account (UCAL), L.P. (f/k/a Sankaty Managed Account (UCAL), L.P.)
Sankaty Middle Market Opportunities Fund (Offshore Master II), L.P.
Sankaty Middle Market Opportunities Fund (Offshore Master), L.P.
Bain Capital Middle Market Credit 2014, L.P. (f/k/a Sankaty Middle Market Opportunities Fund II, L.P.)
Sankaty Middle Market Opportunities Fund II-A (Master), L.P.
Bain Capital Middle Market Credit 2014 (F), L.P. (f/k/a Sankaty Middle Market Opportunities Fund II-F, L.P.)
Bain Capital Middle Market Credit 2010, L.P. (f/k/a Sankaty Middle Market Opportunities Fund, L.P.)

Bain Capital Credit Rio Grande FMC, L.P. (f/k/a Sankaty Rio Grande FMC, L.P.
Bain Capital Senior Loan Fund (SRI), L.P. (f/k/a Sankaty Senior Loan Fund (SRI), L.P.)
Sankaty Senior Loan Fund Public Limited Company
Bain Capital Senior Loan Fund, L.P. (f/k/a Sankaty Senior Loan Fund, L.P.)
Warehouse Funding Avery Point VII, LLC
Queenscliff Trust
Bain Capital Credit Managed Account (CLO), L.P. (f/k/a Sankaty Managed Account (CLO), L.P.)
Cape Schanck Direct Lending Trust
Bain Capital Distressed and Special Situations 2016 (A), L.P. (f/k/a Sankaty Credit Opportunities VI-A, L.P.)
Bain Capital Distressed and Special Situations 2016 (B Master), L.P. (f/k/a Sankaty Credit Opportunities VI-B (Master), L.P.
Sankaty Credit Opportunities VI-B, L.P.
Sankaty Credit Opportunities VI-EU, L.P.
Sankaty Credit Opportunities VI-EU (Master), L.P.
Bain Capital Distressed and Special Situations 2016 (F), L.P. (f/k/a Sankaty Credit Opportunities (F), L.P.)
Sankaty Credit Opportunities (F) Europe, L.P.